

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

Stephen Trundle
President and Chief Executive Officer
Alarm.com Holdings, Inc.
8150 Leesburg Pike
Vienna, VA 22182

   Re: Alarm.com Holdings, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed June 15, 2015
     File No. 333-204428

Dear Mr. Trundle:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit Index

Exhibit 5.1

1. Please file a revised legal opinion that separately opines on the shares of common stock subject to the over-allotment that may be sold by the selling stockholders. In this regard, please note that the opinion should state that the shares are legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011).

Stephen Trundle
Alarm.com Holdings, Inc.
June 17, 2015
Page 2

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Nicole Brookshire, Esq.
       Cooley LLP